UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Fiat Chrysler Automobiles N.V.
(Name of Issuer)

Common shares, par value €0.01 per share
(Title of Class of Securities)

N31738 102
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

December 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N31738 102
1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) x
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) -
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 449,410,092
	8	Shared Voting Power 0
	9	Sole Dispositive Power 449,410,092[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 449,410,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 29.41%[2]
14	Type of Reporting Person (See Instructions) HC, CO
_______________

[1]
In addition to the common shares indicated above, Exor N.V. ("Exor"), as successor to Exor S.p.A., beneficially owns 375,803,870 special voting shares.  Each special voting share is entitled to one vote; as a result, an additional voting right is attributed to each associated common share.  The special voting shares have de minimis economic entitlements, in compliance with Dutch law. The special voting shares are transferrable only in very limited circumstances together with the associated common shares.

[2]
This percentage does not take into account voting rights attributable to the company's loyalty voting structure. Exor has voting power of approximately 42.60%, calculated as the ratio of (i) the total number of common shares and special voting shares beneficially owned by Exor to (ii) the aggregate number of outstanding common shares and outstanding special voting shares.

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) ("Exor"), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission ("SEC") on October 22, 2016 (the "Original 13D," as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 16, 2014 ("Amendment No. 1," and together with the Original Schedule 13D and this Amendment No. 2, "Schedule 13D")), and relates to the common shares, par value €0.01 per share, of Fiat Chrysler Automobiles N.V., a Dutch public limited liability company (naamloze vennootschap) (the "Issuer" or "FCA")). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D, as amended. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

ITEM 2. Identity and Background.

Item 2 is hereby amended and partially restated by replacing the first paragraph with the following:

(a)-(c) This Schedule 13D is filed by Exor N.V. ("Exor" or the "Reporting Person"), a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor's principal business and principal office is Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 11, 2016, Exor S.p.A. completed a cross-border merger whereby Exor S.p.A. merged with and into Exor (the "Merger"). As the result of the Merger, all activity of Exor S.p.A. will be continued by Exor as universal successor. Upon effectiveness of the Merger, Exor became party to each of the agreements and arrangements described in the Original 13D, as amended, and incorporated by reference therein.  Exor ordinary shares commenced trading on the Mercato Telematico Azionario as of Monday, December 12, 2016.

On December 15, 2016, $886 million in aggregate notional amount of the Issuer's 7.875% mandatory convertible securities (the "Mandatory Convertible Securities"), previously purchased by Exor on December 16, 2014 in connection with the Issuer's public offering of 100,000,000 common shares and $2.875 billion aggregate notional amount of Mandatory Convertible Securities, were mandatorily converted per their terms into the Issuer's common shares, with each $100 aggregate notional amount of Mandatory Convertible Securities converting into 8.3077 of the Issuer's common shares.  As a result of this conversion, Exor received 73,606,222 of the Issuer's common shares.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) Rows (11) and (13) of the cover pages to this Amendment are incorporated by reference herein.

(b) Rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference herein.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of FCA:

•
Mr. Sergio Marchionne holds 14,620,000 common shares of record and 6,670,080 stock options exercisable within 60 days under FCA equity incentive plans. Therefore Mr. Marchionne may be deemed to own beneficially 21,290,080 common shares in aggregate;

•	Mr. John Elkann owns 133,000 common shares of record;

•	Mr. Alessandro Nasi owns 3,750 common shares of record;

•	Mr. Andrea Agnelli owns 11,228 common shares of record; and

•	Mr. Lupo Rattazzi owns 50 common shares of record.

The persons listed in Schedule A hereto and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Neither one of the Reporting Persons nor any persons listed in Schedule A, have effected any transactions with respect to common shares of FCA during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2016

Exor N.V.

By:	/s/ Enrico Vellano
	Name:	Enrico Vellano
	Title:	Chief Financial Officer

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. ("Exor")

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor.  Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer
Board Member Giovanni Agnelli B.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands; Chairman Fiat Chrysler  Automobiles N.V., 25 St. James's Street, London, SW1A 1HA, UK; Vice Chairman Ferrari N.V. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman Italiana Editrice S.p.A., Via Lugaro 15, 10126 Turin, Italy; Non- executive Director The Economist Group, 25 St James's Street, London, SW1A 1HG, UK; Vice Chairman Fondazione Giovanni Agnelli Via Nizza 250, 10126 Turin, Italy; Chairman PartnerRe, Wellsley House South 90 Pitts Bay Road, HM08 Pembroke, Bermuda.

Italian citizen
Sergio Marchionne Vice Chairman
Chief Executive Officer Fiat Chrysler Automobiles N.V., 25 St. James's Street, London, SW1A 1HA, UK; Chairman and CEO FCA US LLC, 1000 Chrysler Dr., Auburn Hills, MI 48326, USA; Chairman and CEO FCA Italy S.p.A., Corso Agnelli 200, 10135 Turin, Italy; Chairman and CEO Ferrari N.V. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman Ferrari S.p.A. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman CNH Industrial N.V., 25 St. James's Street, London, SW1A 1HA, UK; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy; Chairman FPT Industrial S.p.A. Via Puglia 15, 10156 Turin, Italy; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; Director Philip Morris International Inc, 120 Park Avenue, New York, NY 10017, USA.

Dual Canadian and Italian citizen

Alessandro Nasi Vice Chairman	President Specialty Vehicles and Coordinator of the Group Executive Council CNH Industrial Italia S.p.A., Via Plava 80, Turin, Italy.	Italian citizen
Marc Bolland Independent Director
Operating Partner and Head of European Portfolio Operations Blackstone Group International Partners LLP, 40 Berkeley Square, London, W1J 5AL, UK; Non-Executive Director The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313; Non-Executive Director International Airlines Group S.A., 2 World Business Centre Heathrow, Newall Road, London Heathrow Airport, Hounslow, TW6 2SF, UK; Vice-President Unicef UK, 30a Great Sutton Street, London, EC1V 0DU, UK; Trustee Royal Academy of Arts, Burlington House, Piccadilly, London, W1J 0BD, UK.

Dutch citizen
Andrea Agnelli Director
Director Fiat Chrysler Automobiles N.V., 25 St. James's Street, London, SW1A 1HA, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Route de St-Cergue 9, 1260  Nyon, Switzerland.

Italian citizen
Niccolò Camerana Director	Head of Debt Capital Markets and Investor Relations FCA Bank S.p.A., Corso G. Agnelli, 200 - 10135 Turin, Italy.	Italian citizen
Ginevra Elkann Director
President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Ruffini 2/A – 00195 Rome, Italy; President Good Films S.r.l., Via Ruffini 2/A scala C – 00195 Rome, Italy; Founder Good Short Films, Via Ruffini 2/A scala C – 00195 Rome, Italy; member of Christie's Advisor Board, 20 Rockefeller Plaza, New York, NY 10020, USA; member of the Acquisition Committee and Executive Committee for the Cartier Foundation, 261, Boulevard Raspail - 75014 Paris, France; member of the Advisory Board of UCCA, via dei Monti di Pietralata, 16 - 00157 Rome, Italy; member of the Advisory Board of Beijing, 8/F, Digital Beijing Building, Beichen West Road, Chaoyang District, Beijing, PRC 100013, China; member of the Advisory Board of the American Academy of Rome, Via Angelo Masina 5 - 00153, Rome, Italy.

Italian citizen

Anne Marianne Fentener Van Vlissingen Independent Director
Chairman SHV Holdings, Rijnkade 1, 3511 LC Utrecht, The Netherlands; member of the Supervisory Board of Heineken NV, PO Box 28, 1000 AA Amsterdam, The Netherlands; member of the Supervisory Board of Utrecht University Hospital Heidelberglaan 100, 3584 CX Utrecht, The Netherlands; member of the Supervisory Board of Lhoist, Rue Charles Dubois 28, B - 1342 Limelette, Belgium.

Dutch citizen
Jae Yong Lee Independent Director	Vice Chairman Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho- 2-dong, Seocho-gu Seoul, Korea (Zip Code 137-965).	Korean citizen
Antonio Mota de Sousa Horta-Osorio Independent Director
Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK; non-executive Director of Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal; CBI President's Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, UK; Chairman of the Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, UK.

Portuguese citizen
Lupo Rattazzi Director
Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù 49, 00186 Rome, Italy; Director Coeclerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.

Italian citizen

Robert Speyer Independent Director
President and Co-Chief Executive Officer of Tishman Speyer, Rockefeller Center, 45 Rockefeller Plaza, New York, New York 10111, USA; Chairman of the Real Estate Board of New York, 570 Lexington Avenue, 2nd Floor, New York, New York 10022, USA; Chairman of the Advisory Board of the Mayor's Fund to Advance New York City, 253 Broadway, 6th Floor, New York, New York 10007, USA; Co-Chairman of the Construction Committee of the St. Patrick's Cathedral Landmark Foundation; member of the Board of Trustees of New York-Presbyterian Hospital, USA; member of the Board of National Committee on US China Relations, 6 East 43rd Street, 24th Floor, New York, NY 10017, USA; member of US Business Roundtable, 300 New Jersey Avenue BW, Suite 800, Washington, DC 20001, USA.

U.S. citizen
Michelangelo Volpi Independent Director
Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA; Director Sonos Inc, 223 E. De La Guerra, Santa Barbara, CA 93101, USA; Director Soundcloud Limited, Rheinsberger Str. 76/77, 10115 Berlin, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd. Palo Alto, CA 94303 USA; Director Wealthfront Inc. 541 Cowper St. Palo Alto, CA 94301, USA; Director Elasticsearch, 800 West El Camino Real, Suite 350 Mountain View, California 94040, USA; Director NumberFour AG Berlin, Germany.

Italian citizen
Ruthi Wertheimer Independent Director	Founder, Owner and Chairwoman of 7-Main, 16 Shenkar Arie Herzliya, Israel; Board Member of the Wertheimer Company Ltd, Israel.	Dual Israeli and German citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. ("G.A.") is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D,  is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.'s principal business and principal office is Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Board Member	See above in this Schedule A.	Italian citizen
Eduard Schless Board Member
Advisor to Board Stichting NRVT, Kralingseweg 325, 3062CE Rotterdam, The Netherlands; Director EXOR Nederland N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands; Director EGJ Schless BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Director Linear Guides Invest BV, Schipol Boulevard 413, 1118BK Schipol, The Netherlands; Director D BRAND BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Director TPSD BRAND BV, Schrauwenhof 10, 4837 CX Breda, The Netherlands; Chairman Employers KNB, Spui 184, 2511 BW Den Haag, The Netherlands.
Dutch citizen
Marco Benaglia Board Member
Director Exor Investments LTD, 180 Piccadilly, W1J9HF London, UK; Director EXOR Nederland N.V., Amerika Building, Hoogoorddreef 15, 1101 BA Amsterdam, The Netherlands; Director Exor Capital DAC, 2 Grand Canal Square, Grand Canal Harbour, 2 Dublin, Ireland; Chief Financial Officer Exor SN (USA) LLC, c/o Citrin Cooperman, 131 Sunnyside Boulevard Suite 1110, Plainview, New York 11803, USA.
Italian citizen